Owners and Executive Officers

Direct Owners & Officers | Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Title or Status	Title or Status Acquired	Percent Ownership	Control Person	Public Reporting Company
Individual					
CONNORS, JOHN THOMAS MR.	EXECUTIVE DIRECTOR-CORPORATE LEGAL AND GOVERNANCE	04/01/2014	Less than 5%	No	No
ROY, DYLAN JOSEPH	MANAGING DIRECTOR-TRADING TEAM LEADER	09/01/2015	Less than 5%	Yes	No
MOLINARO, SAMUEL	GROUP MANAGING DIRECTOR-CHAIRMAN OF THE BOARD	04/01/2016	Less than 5%	Yes	No
MATTONE, RALPH MICHAEL	PRINCIPAL FINANCIAL OFFICER	12/01/2016	Less than 5%	Yes	No
VAN TASSEL, JAMES C	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/01/2017	Less than 5%	Yes	No
LOFTUS, MICHAEL L	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	02/01/2018	Less than 5%	No	No
~~**HURD, MARY G**~~	~~PRINCIPAL OPERATIONS OFFICER~~	~~10/01/2018~~	~~Less than 5%~~	~~Yes~~	~~No~~
MUNFA, LAUREN K	CHIEF COMPLIANCE OFFICER	08/01/2019	Less than 5%	No	No
~~LEONE~~CAPANNA, ~~CHRIS~~DEREK ~~MARTIN~~EMMETT	PRESIDENT	~~12~~02/01/~~2019~~2021	Less than 5%	Yes	No
VON REDDEN, LISA	PRINCIPAL OPERATIONS OFFICER	07/01/2021	Less than 5%	Yes	No
Domestic Entity					
UBS AMERICAS INC	MEMBER, VOTING	10/01/2003	50% but less than 75%	Yes	No
UBS AMERICAS HOLDING LLC	SHAREHOLDER	08/01/2015	Less than 5%	Yes	No
Foreign Entity					
No Information Available.					